Exhibit 99.1

TCW Direct Lending Strategic Ventures LLC

Financial Statements as of and for the period from

June 5, 2015 (commencement of operations) to June 30, 2015

TCW Direct Lending Strategic Ventures LLC

June 30, 2015

Page(s)
Financial Statements (Unaudited)

Schedule of Investments	1

Statement of Assets and Liabilities	2

Statement of Operations	3

Statement of Changes in Members’ Capital	4

Statement of Cash Flows	5

Notes to Financial Statements	6-13

Administration	14

TCW Direct Lending Strategic Ventures LLC

Schedule of Investments (Unaudited)

As of June 30, 2015

Industry	Issuer	Acquisition Date	Investment	% of Members’ Capital	Par Amount	Maturity Date	Amortized Cost	Fair Value
DEBT

Household Products
	Nice-Pak Products, Inc.	06/12/15	First Lien Term Loan 7.00% (LIBOR + 6.00%, 1.00% Floor)	56.5%	$100,000,000	06/12/20	$98,515,599	$100,000,000

Machinery
	Motor Coach Industries International, Inc.	06/05/15	First Lien Term Loan A 8.00% (LIBOR + 7.50%, 0.50% Floor)	29.0%	51,274,038	09/26/19	51,274,038	51,274,038

			First Lien Term Loan B 8.00% (LIBOR + 7.50%, 0.50% Floor)	8.7%	15,382,212	09/26/19	15,382,212	15,382,212

				37.7%			66,656,250	66,656,250

Media
	Angie’s List, Inc. (1)	06/05/15	First Lien Term Loan 7.25% (LIBOR + 6.75%, 0.50% Floor)	25.4%	45,000,000	09/26/19	45,000,000	45,000,000

	Total Portfolio Investments (119.6%)						$210,171,849	211,656,250

	Cash (78.6%)							139,048,046

	Other Liabilities in Excess of Other Assets (-98.2%)							(173,764,621)

	Members’ Capital (100.0%)							$176,939,675

(1)	Excluded from the investment above is a delayed draw term loan commitment in an amount not to exceed $18,750,000, an interest rate of LIBOR plus 6.75%, LIBOR Floor 0.50%, and a maturity of September 26, 2019. The commitment to fund the delayed draw expires September 2017. This investment is accruing an unused commitment fee of 0.75% per annum. The unrealized appreciation (depreciation) on this commitment is zero as of June 30, 2015.

	LIBOR — London Interbank Offered Rate, generally 1-Month or 3-Month

	Geographic Breakdown of Portfolio

	United States			100%

The accompanying notes are an integral part of these financial statements.

TCW Direct Lending Strategic Ventures LLC

Statement of Assets and Liabilities (Unaudited)

As of June 30, 2015

(Dollar amounts in thousands)

Assets
Portfolio of Investments, at fair value (amortized cost of $210,172)	$211,656
Cash	139,048
Interest receivable	871
Prepaid Origination Fee—Credit Facility	131

Total Assets	$351,706

Liabilities
Credit facility payable	$174,156
Interest and credit facility expenses payable	580
Valuation fee	15
Sub-administrator and custody fees payable	15

Total Liabilities	$174,766

Members’ Capital	$176,940

Commitments and Contingencies (Note 7)

Members’ Capital
Preferred members	$176,803
Common members	137

Members’ Capital	$176,940

Members Capital Represented by:	Preferred Members	Common Members	Members’ Capital
Net contributed capital	$175,644	$800	$176,444
Cumulative net income, before organization costs	1,159	(31)	1,128
Organization costs	—	(632)	(632)

Total Members’ Capital	$176,803	$137	$176,940

The accompanying notes are an integral part of these financial statements.

TCW Direct Lending Strategic Ventures LLC

Statement of Operations (Unaudited)

June 5, 2015 (commencement of operations) to June 30, 2015

(Dollar amounts in thousands)

Investment Income:
Interest income	$1,064

Expenses:
Interest and credit facility expenses	1,390
Organization costs	632
Sub-administrator and custody fees	15
Valuation fees	15

Total expense	2,052

Net investment loss	(988)

Unrealized gain on investments
Unrealized appreciation on investments	1,484

Net increase in Members’ Capital from operations	$496

The accompanying notes are an integral part of these financial statements.

TCW Direct Lending Strategic Ventures LLC

Statement of Changes in Members’ Capital (Unaudited)

June 5, 2015 (commencement of operations) to June 30, 2015

(Dollar amounts in thousands)

	Preferred Members	Common Members	Total
Net increase (decrease) in Members’ Capital resulting from operations
Net investment loss	$(325)	$(663)	$(988)
Unrealized appreciation on investments	1,484	—	1,484

Net increase (decrease) in Members’ Capital resulting from operations	1,159	(663)	496

Increase (decrease) in Members’ Capital resulting from capital activity
Contributions from Members	175,644	800	176,444

Total increase (decrease) in Members’ Capital resulting from capital activity	175,644	800	176,444

Total increase in Members’ Capital	176,803	137	176,940

Members’ Capital, beginning of period	—	—	—

Members’ Capital, end of period	$176,803	$137	$176,940

The accompanying notes are an integral part of these financial statements.

TCW Direct Lending Strategic Ventures LLC

Statement of Cash Flows (Unaudited)

June 5, 2015 (commencement of operations) to June 30, 2015

(Dollar amounts in thousands)

Cash Flows from Operating Activities
Net increase in members’ capital resulting from operations	$496
Adjustments to reconcile the net increase in members’ capital resulting from operations to net cash used in operating activities:
Purchases of investments	(98,500)
Unrealized (appreciation) on investments	(1,484)
Accretion of discount	(16)
Increase (decrease) in operating assets and liabilities:
(Increase) decrease in interest receivable	(871)
(Increase) decrease in prepaid origination fee - credit facility	(131)
Increase (decrease) in interest and credit facility expenses payable	580
Increase (decrease) in valuation fee	15
Increase (decrease) in sub-administrator and custody fees payable	15

Net cash used in operating activities	(99,896)

Cash Flows from Financing Activities
Contributions from Members	64,788
Proceeds from credit facility	174,156

Net cash provided by financing activities	238,944

Net increase in cash	139,048

Cash, beginning of period	—

Cash, end of period	$139,048

Supplemental disclosure of cash flow information and non-cash financing activities
Credit facility - origination expense paid	$925
Credit facility - administrative fee paid	$16
Credit facility - interest and unused fee paid	$—
Investments from Members contributed in-kind	$111,656

The accompanying notes are an integral part of these financial statements.

TCW Direct Lending Strategic Ventures LLC

Notes to Financial Statements (Unaudited)

June 30, 2015

1.	ORGANIZATION

Investment Objective: TCW Direct Lending Strategic Ventures LLC (the “Fund”), is a closed-end investment company formed as a Delaware limited liability company for the purpose of investing in corporate senior secured middle-market floating rate loans. Investments may include other loans and securities received as a result of the restructuring, workout or bankruptcy of an existing loan.

Limited Liability Company Agreement: The Amended and Restated Limited Liability Company agreement (the “Agreement”), dated June 5, 2015, was entered into by and among TCW Direct Lending LLC, an affiliated fund (also known as the “BDC”) and two third-party members (the “Third-Party Members”). The BDC and each Third-Party Member own a Preferred Membership Interest (collectively the “Preferred Members”) and a Common Membership Interest (collectively the “Common Members”) (together, the “Members”). The BDC owns 80% of the Preferred and Common Membership Interests and the Third-Party Members own the remaining 20% of Preferred and Common Membership Interests. The initial closing date of the Fund is June 5, 2015 (“Initial Closing Date”).

The Agreement amends and restates the original agreement, dated May 26, 2015 that the BDC entered into as the sole member of the Fund.

The Fund will continue until the sixth anniversary of the Initial Closing Date unless dissolved earlier or extended for two additional one-year periods by the BDC, in its sole discretion upon notice to the Management Committee. Thereafter, the term of the Fund may be extended by the BDC for additional one-year periods, in each case with the prior consent of the Management Committee.

Management Committee: Pursuant to the Agreement, the management committee of the Fund has exclusive responsibility for the management, policies and control of the Fund. The BDC and one of the two Third-Party Members, collectively, each appointed one voting member of the Management Committee. The Management Committee can act on behalf and in the name of the Fund to implement the objectives of the Fund and exercise any rights and powers the Fund may possess. The Management Committee will authorize portfolio investment activity, transactions between the Fund and the BDC, and other Members and borrowings of the Fund.

Administration Agreement: The Fund entered into an Administration Agreement with TCW Asset Management Company (“TAMCO”), dated June 5, 2015 to furnish, or arrange for others to furnish, administrative services necessary for the operation of the Fund. In connection therein, TAMCO, as Administrator retained the services of State Street Bank and Trust Company to assist in providing certain administrative, custody, accounting, operational, investor and financial reporting services for the Fund.

Capital Commitments: Commitments from the Preferred Members and Preferred Members as Common Members are as follows:

	Committed Capital	Commitments Funded	Percentage Funded
Preferred Membership Interests	$500,000,000	$175,643,750	35.1%
Common Membership Interests	2,000,000	$800,000	40.0%

Total	$502,000,000	$176,443,750

Recallable Amounts: Each Preferred Member may be required to re-contribute amounts previously distributed equal to (a) 100% of distributions to the Preferred Member of amounts that were contributed in anticipation of a potential investment that the Fund did not consummate within 60 days plus (b) 100% of distributions of Proceeds during the Commitment Period representing a return of capital contributions made in respect of the Preferred Membership Interest.

TCW Direct Lending Strategic Ventures LLC

Notes to Financial Statements (Unaudited) (Continued)

June 30, 2015

	Recallable Amounts	Recallable Amounts Funded	Percentage Funded
Preferred Membership Interests	$—	none	n/a

Fund Investments Contributed In-Kind: In partial satisfaction of its capital commitment, the BDC contributed two loans on June 3, 2015 to the Fund with a fair market value of $111,656,250. Investments contributed include Motor Coach Industries International, Inc. term loan A and term loan B, outstanding par amounts of $51,274,038 and $15,382,212, respectively and Angie’s List, Inc. term loan, outstanding par amount of $45,000,000 and an unfunded delayed draw of $18,750,000.

The costs basis and corresponding in-kind contribution of $111,656,250 recognized by the Fund equaled the fair value of the investments on the date of transfer.

2.	SIGNIFICANT ACCOUNTING POLICIES

The Fund is an investment company following the accounting and reporting guidance in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 946 Financial Services – Investment Companies.

Basis of Presentation: The Fund’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for investment companies.

Use of Estimates: The preparation of the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates.

Investments: The Fund records investment transactions on the trade date. The Fund considers trade date for investments not traded on a recognizable exchange, or traded in the over-the-counter markets, to be the date on which the Fund receives legal or contractual title to the asset and bears the risk of loss.

Interest income is recorded on an accrual basis unless doubtful of collection or the related investment is in default. Realized gains and losses on investments are recorded on a specific identification basis. The Fund typically receives a fee in the form of a discount to the purchase price at the time it funds an investment in a loan. The discount is accreted to interest income over the life of the respective loan, as reported in the Statement of Operations, and reflected in the amortized cost basis of the investment. Discounts associated with a revolver are treated as a discount to the issuers’ term loan. In the event, there is a fee associated with a delayed draw that remains unfunded; the Fund will recognize the fee as fee income immediately. Ongoing facility, commitment or other additional fees including, prepayment fees, consent fees and forbearance fees are recognized immediately when earned as income.

Cash Equivalents: Cash and cash equivalents, are liquid investments consisting primarily of money market funds, valued at cost, which approximates fair value.

TCW Direct Lending Strategic Ventures LLC

Notes to Financial Statements (Unaudited) (Continued)

June 30, 2015

Income Taxes: The Fund is exempt from federal and state income taxes and, consequently, no income tax provision has been made in the accompanying financial statements.

The Fund has invested in numerous jurisdictions and is therefore subject to varying policies and statutory time limitations with respect to examination of tax positions. The Fund reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition.

The Fund recognizes interest and penalties, if any, related to unrecognized tax benefits as an income tax expense in the Statement of Operations. As of and during the period ended June 30, 2015, the Fund did not have a liability for any unrecognized tax benefits nor did it recognize any interest and penalties related to unrecognized tax benefits.

The Fund is subject to examination by U.S. federal tax authorities for returns filed for the prior three years and by state tax authorities for returns filed for the prior four years.

Subsequent Events: The Management Committee evaluated the activity of the Fund through August 10, 2015, the date that the financial statements are available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure.

3.	INVESTMENT VALUATIONS AND FAIR VALUE MEASUREMENTS

Investments at Fair Value: Investments held by the Fund for which market quotes are readily available are valued at fair value. Fair value is generally determined on the basis of last reported sales price or official closing price on the primary exchange in which each security trades, or if no sales are reported, based on the mean of the latest quoted bid and asked prices obtained for debt investments from a quotation reporting system, established market makers or pricing service.

Investments held by the Fund for which market quotes are not readily available or market quotations are not considered reliable are valued at fair value by the Management Committee based on similar instruments, internal assumptions and the weighting of the best available pricing inputs.

Fair Value Hierarchy: Assets and liabilities are classified by the Fund based on valuation inputs used to determine fair value into three levels.

Level 1 values are based on unadjusted quoted market prices in active markets for identical assets.

Level 2 values are based on significant observable market inputs, such as quoted prices for similar assets and quoted prices in inactive markets or other market observable inputs.

Level 3 values are based on significant unobservable inputs that reflect the Fund’s determination of assumptions that market participants might reasonably use in valuing the assets.

Categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation levels are not necessarily an indication of the risk associated with investing in these securities.

TCW Direct Lending Strategic Ventures LLC

Notes to Financial Statements (Unaudited) (Continued)

June 30, 2015

The following is a summary by major security type of the fair valuations according to inputs used in valuing investments listed in the Schedule of Investments.

Investments	Level 1	Level 2	Level 3	Total
Debt	$—	$—	$211,656,250	$211,656,250

Level 3 Roll Forward: The following is a reconciliation of Level 3 investments

Debt
Balance at June 5, 2015 (commencement of operations)	$—

Accreted discounts	15,599
Purchases	210,156,250
Unrealized appreciation	1,484,401

Balance at June 30, 2015	$211,656,250

Unrealized appreciation in investments still held as of June 30, 2015	$1,484,401

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. During the period ended June 30, 2015 the Fund did not have any transfers between levels.

Level 1 Assets (Investments): The valuation techniques and significant inputs used to determine fair value are as follows:

Registered Investment Companies, (Level 1), include registered open-end investment companies that are valued based upon the reported net asset value of such investment.

Level 3 Assets (Investments): The following valuation techniques and significant inputs are used to determine fair value of investments in private debt for which reliable market quotations are not available. Some of the inputs are independently observable however, a significant portion of the inputs and the internal assumptions applied are unobservable.

Debt, (Level 3), includes investments in privately originated senior secured debt. Such investments are valued based on specific pricing models, internal assumptions and the weighting of the best available pricing inputs. A discounted cash flow approach incorporating a weighted average cost of capital approach and shadow rating method are generally used to determine fair value. Standard pricing inputs include but are not limited to the financial health of the issuer, place in the capital structure, value of other issuer debt; credit, industry, and market risk and events.

Pricing inputs and weightings applied to determine value require subjective determination. Accordingly, valuations do not necessarily represent the amounts that may eventually be realized from sales or other dispositions of investments.

TCW Direct Lending Strategic Ventures LLC

Notes to Financial Statements (Unaudited) (Continued)

June 30, 2015

The following table summarizes by major security type the valuation techniques and quantitative information utilized in determining the fair value of the Level 3 investments.

Investment Type	Fair Value at June 30, 2015	Valuation Technique	Unobservable Input	Range	Weighted Average
			Weighted average cost of capital	7.4% to 8.8%	8.1%
Debt	$211,656,250	Income method	Shadow rating method	CCC+ to B	NA

Valuation Process: Oversight for determining fair value is the responsibility of the Management Committee (with input from an independent valuation firm retained by the Fund). The Fund values the investments at fair value on a quarterly basis and whenever required. The Fund engaged an external, independent valuation firm to assist the Management Committee in determining the fair market value of the Fund’s investments for which market quotations are not readily available.

The Fund and its Management Committee undertakes a multi-step valuation process for investments whose market prices are not otherwise readily available. The valuation process begins with each investment being preliminarily valued by the Management Committee. The Fund’s external, independent valuation firm also values the investments and provides a valuation range. Based on its own valuation and a review of the external, independent valuation firm’s range and related documentation, valuation of the Fund’s investments are determined by the Management Committee.

The Fund uses all relevant factors in determining fair value including, without limitation, any of the following factors as may be deemed relevant by the Committee: current financial position and current and historical operating results of the issuer; sales prices of recent public or private transactions in the same or similar securities, including transactions on any securities exchange on which such securities are listed or in the over-the-counter market; general level of interest rates; recent trading volume of the security; restrictions on transfer including the Fund’s right, if any, to require registration of its securities by the issuer under the securities laws; any liquidation preference or other special feature or term of the security; significant recent events affecting the Portfolio Investment, including any pending private placement, public offering, merger, or acquisition; the price paid by the Fund to acquire the asset; the percentage of the issuer’s outstanding securities that is owned by the Fund and all other factors affecting value.

4.	ALLOCATIONS AND DISTRIBUTIONS

Allocation of profit and loss: Income, expenses, gains and losses of the Fund are allocated among the Members in such a manner that, at the end of each period, each Member’s capital account is equal to the respective net amount, positive or negative, which would be distributed to such Member if the Fund were to liquidate the assets of the Fund for an amount equal to book value and distribute the proceeds in a manner consistent with the distribution priorities described in the Agreement.

Distribution: Interest, dividends, other cash flow received by the Fund in respect of Portfolio Investments (“Interest Amounts”) and proceeds attributable to the repayment or disposition of Portfolio Investments (“Proceeds”) received by the Fund are distributed by the Fund to the Members to the extent that such Interest Amounts and Proceeds are available to the Fund after the application of the priority of payments stipulated in the Credit Agreement and after taking into account reserves and working capital needs.

TCW Direct Lending Strategic Ventures LLC

Notes to Financial Statements (Unaudited) (Continued)

June 30, 2015

Interest Amounts available to the Fund for distribution to the Members will be distributed in the following order and priorities:

First, one-hundred percent (100%) to the Preferred Members in an amount equal to any declared and unpaid dividends on Preferred Membership Interests, which amounts shall be distributed pro rata among the Preferred Members in accordance with their respective entitlements to such dividends.

Second, one-hundred percent (100%) to the payment of Fund expenses; and

Thereafter, one-hundred percent (100%) to the Common Members, which amounts shall be distributed among the Common Members pro rata based on their respective Unreturned Contributions or, if the Unreturned Contributions of the Common Members equal zero, pro rata based on the respective Commitments of such Common Members in their capacities as Preferred Members with respect to Preferred Membership Interest.

Proceeds available to the Fund for distribution to the Members will be distributed in the following order and priorities:

First one-hundred percent (100%) to the Preferred Members in an amount equal to any declared and unpaid dividends on Preferred Membership Interests, which amounts shall be distributed pro rata among the Preferred Members in accordance with their respective entitlements to such dividends,

Second, one-hundred percent (100%) to the Preferred Members pro rata based on, and up to the amount of, their respective Unreturned Contributions; and

Thereafter, one-hundred percent (100%) to the Common Members, which amounts shall be distributed among the Common Members pro rata based on their respective Unreturned Contributions or, if the Unreturned Contributions of the Common Members equal zero, pro rata based on the respective Commitments of such Common Members in their capacities as Preferred Members with respect to Preferred Membership Interests.

Preferred Member Dividends: Each Preferred Membership Interest is entitled to quarterly dividends at a rate equal to LIBOR plus 6.50% per annum (subject to a LIBOR floor of 1.5% per annum) of the Unreturned Contributions associated with their Preferred Membership Interest. Dividends are cumulative and paid when declared by the Management Committee.

Unreturned Contributions: With respect to any Member in respect of each class such Member holds, an amount equal to the excess, if any, of (a) the aggregate contributions of such Member over (b) the aggregate amount distributed to such Member from Proceeds (other than amounts paid in respect of dividends to such Member).

5.	FUND EXPENSES

The Fund is responsible for all costs and expenses which include Organizational Expenses, operating expenses; investigative, travel, legal and other transactional expenses incurred with respect to the acquisition, formation, holding and disposition of the Fund’s Portfolio Investments or incurred in connection with Portfolio Investments or transactions not consummated, costs and expenses relating to the liquidation of the Fund, taxes, or extraordinary expenses (such as litigation expenses and indemnification payments to either the Management Committee or the Administrative Agent); valuation-related costs and expenses; and all other costs and expenses of the Fund’s operations, administration and transactions.

Organization Expenses: Organization expenses will be paid from capital contributions called from the holders of Common Membership Interests. As of June 30, 2015, organization expenses paid inception-to-date total $632,243.

Portfolio Investment Expenses: Expenses related to Portfolio Investments will be paid from capital contributions called from Preferred Membership Interests.

TCW Direct Lending Strategic Ventures LLC

Notes to Financial Statements (Unaudited) (Continued)

June 30, 2015

Fund Expenses: Other Fund expenses including those related to unconsummated investments will be paid first from Interest Amounts as provided for in the above Distribution footnote. To the extent that such Interest Amounts are insufficient or unavailable to pay expenses when due, such expenses will be paid from capital contributions called from the holders of Common Membership Interests provided that the aggregate amount called for Fund expenses (including Organizational expenses) does not exceed $2 million. To the extent that the foregoing sources of payment are insufficient or unavailable to pay when due, such expenses will be paid from capital contributions called from the Preferred Members.

6.	REVOLVING CREDIT AGREEMENT

On June 5, 2015, the Fund, as borrower entered into a Credit Facility with Cortland Capital Market Services LLC, as administrative agent and various financial institutions to make loans (Advances) to the Fund for the purpose of funding eligible investments. The amount of the Credit Facility is $500 million (the “Facility Amount”). The Commitment Period to make an Advance ends on the earlier of the end of the (i) Investment Period and (ii) the Facility Maturity Date. The Investment Period ends on June 5, 2018 or earlier if Member commitments have been reduced to zero. The Facility Maturity Date is June 4, 2021, and may be extended pursuant to the Credit Agreement or end earlier if the Facility Amount is reduced to zero or the Advances automatically become due and payable.

The lender has a priority interest in the interest, dividends and other cash flow received by the Fund (Interest Amounts) and proceeds attributable to the repayment or disposition of Portfolio Investments (Proceeds) received by the Fund as described in note 4 – distribution of Interest Amounts and distribution of Proceeds.

As of June 30, 2015, there is $174,156,250 in Advances outstanding.

Interest is payable at a rate equal to LIBOR plus 3.50% per annum (subject to a LIBOR floor of 1.50%) on the amount of Advances outstanding. The rate is subject to adjustment in accordance with obtaining a rating from an approved rating agency for the Advance. As of June 30, 2015 the all-in rate of interest is 5%.

An unused fee is payable at a rate of 0.50% per annum on the unutilized commitment.

Whenever the Fund is paid an origination, structuring, or similar upfront fee by the obligor of an eligible investment, the lender is entitled to an origination fee equal to 0.75% of the eligible investment funded with the proceeds of Advances.

As of June 30, 2015, the Fund has complied with the covenant requirements detailed in the Credit Agreement.

7.	COMMITMENTS AND CONTINGENCIES

At June 30, 2015, the Fund had the following unfunded commitments and unrealized gain / (loss).

Unfunded Commitments	Amount	Unrealized gain / (loss)
Angie’s List, Inc. (commitment expires September 2017)	$18,750,000	$—

In the normal course of business, the Fund enters into contracts which provide a variety of representations and warranties, and that provide general indemnifications. Such contracts include those with certain service providers, brokers and trading counterparties. Any exposure to the Fund under these arrangements is unknown as it would involve future claims that may be made against the Fund; however, based on the Fund’s experience, the risk of loss is remote and no such claims are expected to occur. As such, the Fund has not accrued any liability in connection with such indemnifications.

TCW Direct Lending Strategic Ventures LLC

Notes to Financial Statements (Unaudited) (Continued)

June 30, 2015

8.	FINANCIAL HIGHLIGHTS

The following summarizes the Fund’s financial highlights for the period ended June 30, 2015:

	Preferred Members	Common Members
As a percentage of average members’ capital
Net investment (loss) ratio (annualized) [1]	(3.67)%	(284.97)%

Expense ratios [1]
Recurring operating expenses (annualized)	15.68%	116.36%
Non-recurring operating expenses [2]	—%	168.61%

Total expense ratio	15.68%	284.97%

Internal Rate of Return (“IRR”) [3]:
Preferred Member IRR through June 30, 2015	N/A
Common Member IRR through June 30, 2015		N/A

[1]	The net investment income and expense ratio are calculated for each class taken as a whole.
[2]	Non-recurring operating expense includes the Fund’s organizational costs as reported in the Statement of Operations.
[3]	The internal rate of return (“IRR”) of the members is not meaningful for this period. The Fund will report the IRR in future periods.

TCW Direct Lending Strategic Ventures LLC

(A Delaware Limited Liability Company)

ADMINISTRATION

ADMINISTRATOR

TCW Asset Management Company

1251 Avenue of the Americas, Suite 4700

New York, NY 10020

(212) 771-4000

PORTFOLIO MANAGER

Richard T. Miller

Group Managing Director

INDEPENDENT AUDITORS

Deloitte & Touche, LLP

Gas Company Tower

555 West 5th Street

Los Angeles, CA 90013

CUSTODIAN

State Street Bank and Trust Company

One Lincoln Street

Boston, MA 02111

SUB-ADMINISTRATOR

State Street Bank and Trust Company

One Lincoln Street

Boston, MA 02111